Exhibit 3.1.2

CERTIFICATE OF AMENDMENT TO
RESTATED CERTIFICATE OF INCORPORATION OF AGERE SYSTEMS INC.

     Agere Systems Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

     FIRST: This Certificate of Amendment amends the provisions of the Corporation’s Restated Certificate of Incorporation (the “Certificate of Incorporation”).

     SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at 4:03 p.m., eastern time, on May 27, 2005 (the “Effective Time”).

     THIRD: Article IV of the Certificate of Incorporation is hereby amended by deleting Section 4.01 in its entirety and replacing it with the following:

“SECTION 4.01. The Corporation shall be authorized to issue 1,250,000,000 shares of capital stock, of which (i) 1,000,000,000 shares shall be shares of common stock, par value $.01 per share (the “Common Stock”), and (ii) 250,000,000 shares shall be shares of preferred stock, $1.00 par value (the “Preferred Stock”).

Effective at 4:03 p.m., eastern time, on May 27, 2005 (the “Effective Time”), each ten (10) shares of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be automatically reclassified as and combined into (the “Reclassification”), without any further action, one (1) fully-paid and nonassessable share of Common Stock of the Corporation, par value $.01 per share (the “New Common Stock”), with cash being paid, without interest, in lieu of any fractional share of New Common Stock that would otherwise be issued, as provided below.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock (a “Certificate”) will from and after the Effective Time represent, (i) automatically and without the necessity of surrendering the same for exchange, the number of shares of New Common Stock, rounded down to the nearest whole number, determined by dividing the number of shares of Old Common Stock represented by such Certificate immediately prior to the Effective Time by 10 and (ii) the right to receive, upon surrender thereof to the transfer agent of the Corporation for exchange, a cash payment, without interest, in lieu of any fraction of a share of New Common Stock that would have been represented by such Certificate if fractional shares of New Common Stock had been issued in the Reclassification, as provided below.

No fractional shares of New Common Stock of the Corporation shall be issued in the Reclassification. Instead of issuing such fractional shares, the Corporation shall, as may be determined by the Board of Directors of the Corporation, either (i) arrange for the disposition of fractional interests by those entitled thereto by the mechanism of having the transfer agent or other third party (x) aggregate such fractional interests, (y) sell the shares resulting from the aggregation on the New York Stock Exchange (the “NYSE”) as soon as practicable after the Effective Time and (z) allocate and distribute the net proceeds (with the Corporation paying all commissions and other out-of-pocket transaction costs in connection with the sale) received from the sale among the holders of the fractional interests as their respective interests appear upon surrender of their Certificates to the transfer agent or other third party or (ii) pay in cash, without interest, upon the surrender of Certificates to the transfer agent for exchange, the fair value of Old Common Stock that would have been exchanged for fractional shares of New Common Stock if fractional shares had been issued in the Reclassification in an amount per share equal to the average of the daily closing prices per share of Common Stock on the NYSE for the period of ten consecutive NYSE trading days ending on, and including, the date of the Effective Time, as reported on the NYSE Composite Transaction Tape. No stockholder of the Corporation shall transfer any fractional shares of New Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of New Common Stock of the Corporation.”

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 26th day of May, 2005.

By:	/s/ Jean F. Rankin
Name:	Jean F. Rankin
Title:	Senior Vice President, General Counsel and Secretary

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